PACIFIC SELECT DISTRIBUTORS, LLC
(SEC I.D. No. 8-15264)

Statement of Financial Condition
as of December 31, 2020
and
Report of Independent
Registered Public Accounting Firm

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934.
As a Public Document.



Deloitte & Touche LLP
695 Town Center Drive
Suite 1000
Costa Mesa, CA 92626
USA

Tel: 714 436 7100
Fax: 714 436 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member and the Board of Directors of Pacific Select Distributors, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacific Select Distributors, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2021

We have served as the Company's auditor since 1987.

Pacific Select Distributors, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Fixed maturity securities owned, at fair value	$24,152,213
Cash and cash equivalents	30,458,887
Commissions and fees receivable	7,499,341
Commission advances	825,558
Taxes receivable	696,822
Other assets	182,196
TOTAL ASSETS	**$63,815,017**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Payable to affiliates, net	$9,900,086
Commissions and fees payable	3,959,083
Accounts payable and accrued liabilities	29,136
Deferred tax liabilities, net	709,346
Total Liabilities	14,597,651

Commitments and contingencies (Note 8)

Member's Equity:

Member's capital	254,194,526
Accumulated deficit	(204,977,160)
Total Member's Equity	49,217,366
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$63,815,017**

See Notes to Financial Statement

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, LLC (PSD or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life), a Nebraska domiciled stock life insurance company. Pacific LifeCorp, a Delaware stock holding company, owns 100% of Pacific Life. Pacific Mutual Holding Company (PMHC) is a Nebraska mutual holding company that owns 100% of Pacific LifeCorp. Pacific Life, Pacific LifeCorp, and PMHC are referred to as the Parent Companies.

PSD primarily serves as the distributor of registered investment-related products and services, principally variable life and annuity contracts (Variable Products) issued by Pacific Life and its wholly owned life insurance subsidiary, Pacific Life & Annuity Company (PL&A). Pacific Select Fund (PSF) is the investment vehicle provided to the Company's variable life insurance policyholders and variable annuity contract owners. PSD is also the distributor of the Pacific Funds Series Trust (PFST), a multi-class, open-end investment management company (Mutual Funds). Pacific Global Asset Management (PGAM), a wholly owned subsidiary of Pacific Life, manages the administration and distribution of the Mutual Funds. PSD has incurred operating losses and is dependent on the support from Pacific Life for its operations. PSD has a commitment from Pacific Life for additional capital funding, as may be required, for at least one year from the date of issuance of this financial statement.

The Company reports the financial statement as one operating segment. The Company's chief operating decision maker reviews the Company's financial performance at an aggregate level.

BASIS OF PRESENTATION

The accompanying financial statement of PSD has been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

PSD has evaluated events subsequent to December 31, 2020 through the date the financial statement was available to be issued. Economic and capital market uncertainties have arisen as a result of the spread of COVID-19. The impact of COVID-19 on the Company is constantly evolving and its future effects are uncertain and it is not possible to estimate the ultimate impacts the COVID-19 pandemic may have on the global economy, markets or our business. There were no material impacts to PSD's financial statement as a result of COVID-19. The Company continues to actively monitor direct and indirect impacts of the pandemic on its financial statement.

FIXED MATURITY SECURITIES OWNED

Fixed maturity securities owned are reported at fair value. See Notes 2 and 3 for information on PSD's fair value measurements and disclosure.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all short-term, highly liquid investments with a maturity of three months or less from purchase date. Cash equivalents consist primarily of money market securities.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Commissions and fees receivable primarily represent commissions and fees due to PSD from the sale of financial products. Included in commissions and fees receivable are amounts due from PFST and PSF of $181,575 and $1,653,131, respectively. Commissions and fees payable represent amounts due to PSD's sales representatives in connection with the sales of financial products.

COMMISSION ADVANCES

Commission advances represent prepaid commissions to brokers for the sale of insurance contracts.

PAYABLE TO AFFILIATES, NET

PSD and Pacific Life enter into tri-party selling agreements with selling broker-dealers that state, among other things, that commissions payable to the selling broker-dealer are payable by Pacific Life through PSD. Payable to affiliates, net, primarily represents commissions payable to Pacific Life in connection with these agreements, net of commissions and other receivables due from Pacific Life.

INCOME TAXES

PSD is included in the consolidated Federal income tax returns of PMHC. PSD is allocated an income tax expense or benefit based principally on the effect of including its operations in the consolidated and combined returns in accordance with a tax allocation agreement with its Parent Companies. For example, PSD will be reimbursed for tax benefits expected to be utilized in PMHC's current year consolidated tax returns. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

Additional discussion of income taxes is included in Note 4.

RECENT ADOPTION OF ACCOUNTING PRONOUNCEMENT

In 2016, FASB issued Accounting Standards Update (ASU) 2016-13 that provides guidance on the measurement of credit losses for certain financial assets. This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years with a cumulative-effect adjustment to retained earnings under a modified-retrospective approach. PSD has concluded that the adoption of this standard on January 1, 2020 did not have a material impact on the financial statement.

2. **INVESTMENTS**

At December 31, 2020, fixed maturity securities owned consisted entirely of corporate bonds held at fair value. The fair value of PSD's fixed maturity securities owned was $24,152,213 as of December 31, 2020.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Codification's Fair Value Measurements and Disclosures Topic establishes a hierarchy that prioritizes the inputs of valuation methods used to measure estimated fair value. The determination of fair value requires the use of observable market data when available. The hierarchy consists of the following three levels that are prioritized based on observable and unobservable inputs.

Level 1   Unadjusted quoted prices for identical instruments in active markets. Level 1 financial instruments would include securities that are traded in an active exchange market.

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets; and model-derived valuations for which all significant inputs are observable market data.

Level 3   Valuations derived from valuation techniques in which one or more significant inputs are not market observable.

All of PSD's fixed maturity securities owned are carried at fair value and are classified as Level 2 within the fair value hierarchy.

FAIR VALUE MEASUREMENTS

The Codification's Fair Value Measurements and Disclosures Topic defines fair value as the price that would be received to sell the asset or paid to transfer the liability at the measurement date. This "exit price" notion is a market-based measurement that requires a focus on the value that market participants would assign for an asset or liability.

The fair values of all fixed maturity securities owned were determined by prices obtained from a third-party pricing service. Management analyzes and evaluates prices received from independent third parties and determines whether they are reasonable estimates of fair value. Management's analysis may include, but is not limited to, review of third-party pricing methodologies and inputs, analysis of recent trades, comparison to prices received from other third parties, and development of internal models utilizing observable market data of comparable securities. The fair value of PSD's fixed maturity securities owned was not measured at lower than quoted prices.

The carrying values of cash and cash equivalents, receivables, and payables approximates fair value due to the short-term nature of these instruments.

4. **INCOME TAXES**

As of December 31, 2020, PSD's net deferred tax liability was comprised of zero deferred tax asset and $709,346 deferred tax liability, which consisted primarily of deferred tax on trading gains on fixed maturity securities.

PSD does not have any net operating loss, capital loss, or tax credit carryforwards.

PSD did not record or release any unrecognized tax benefits during the year and does not expect material changes to its unrecognized tax benefits for the twelve month period following the reporting date.

PSD is included in the consolidated Federal income tax returns of PMHC. PMHC files income tax returns in U.S. Federal and various state jurisdictions. PMHC is under continuous audit by the Internal Revenue Service (IRS) and is audited periodically by some state taxing authorities. The IRS is currently examining PMHC's tax returns for the years ended December 31, 2013 through 2016, and will begin the examination of tax years 2017 and 2018 in the first quarter of 2021. The exam of the Federal tax returns through tax years ended December 31, 2012 has been completed and certain issues are under appeals. The State of California is auditing tax year ended December 31, 2009 and certain issues are under appeals. PSD does not expect the current Federal and California audits to result in any material assessments.

5. NET CAPITAL REQUIREMENT

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined.   As of December 31, 2020, PSD's net capital was $40,149,366, which exceeded its required minimum.

6. RESERVE AND POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(1), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and Dealers and the Information Relating to the Possession or Control Requirements for Brokers and Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Operating under such exemption, PSD is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers or Information Relating to the Possession or Control Requirements for Brokers and Dealers.

7. TRANSACTIONS WITH AFFILIATES

A Service Plan adopted by PSF, an investment vehicle provided to Pacific Life's and PL&A's Variable Product owners, is in effect whereby the fund pays PSD, as distributor of the fund, a service fee for services rendered to shareholders of the fund or their variable contract owners. These services may include, but are not limited to: providing electronic, telephonic, and technological servicing support in connection with existing investments in the fund; answering questions regarding the fund, the portfolios, its portfolio managers and/or other service providers; payment of compensation to broker-dealers, including PSD itself, and other financial institutions and organizations which assist in providing any of the services; and other services as described in the Service Plan.

Pacific Life, PL&A and PGAM provide PSD with certain distribution, shareholder, investment and administrative services.

See Note 1 regarding the tax allocation agreement between PSD and its Parent Companies.

8. COMMITMENTS AND CONTINGENCIES

LITIGATION

From time to time, PSD may be subject to legal proceedings, claims and litigation in the ordinary course of business. PSD does not expect that the ultimate costs to resolve any such matters that may arise will have a material adverse effect on its financial position.